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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                  ____________

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

(Check One):

[_] Form 10-K   [_] Form 20-F  [X] Form 11-K  [_] Form 10-Q   [_] Form N-SAR
and Form 10-KSB                               and Form 10-QSB

For Period Ended: December 31, 2000

[_] Transition Report on Form 10-K                   SEC FILE NUMBER
[_] Transition Report on Form 20-F                   0-12724
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q                   CUSIP NUMBER
[_] Transition Report on Form N-SAR                  080162100

For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION


Belmont Bancorp. (on behalf of the Belmont National Bank 401(k) Profit Sharing
------------------------------------------------------------------------------
                                     Plan)
                                     -----
                            Full Name of Registrant

                                     none
                ----------------------------------------------
                          (Former Name if Applicable)

                                325 Main Street
                ----------------------------------------------
          Address of Principal Executive Offices (Street and Number)

                             Bridgeport, OH 43912
                ----------------------------------------------
                          (City, State and Zip Code)
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                       PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[_](a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x](b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_](c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10Q-SB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Belmont National Bank 401(k) Profit Sharing Plan (the "Plan") is unable to file timely its annual report on Form 11-K for the year ended December 31, 2000 without unreasonable effort or expense for the following reason: This is the initial audit of the Plan, and additional time is needed by the administrator of the Plan to supply the information required by its auditors to complete their audit of the Plan.


                          PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Nell Murrell      (740)             699-3131
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   (Name)      (Area Code)      (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[x] Yes  [_] No
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(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes  [x] No*

* This is the initial audit of the Plan. No other reports have been filed on behalf of the Plan prior to the annual report on Form 11-K for the period ended December 31, 2000.

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               Belmont Bancorp.
                -----------------------------------------------
               (Name of Registrant as Specified in its Charter)

has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                By:  /s/ Wilbur R. Roat
                   ------------------------------
                   Wilbur R. Roat
                   President and Chief Executive Officer

Date: June 29, 2001


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).